FORM 51-102F3
Material Change Report

Item 1 Name and Address of Company

Elemental Royalty Corporation ("Elemental" or the "Company")

1020-800 West Pender Street Vancouver, British Columbia V6C 2V6

Item 2 Date of Material Change

March 2, 2026

Item 3 News Release

A news release dated March 2, 2026 was disseminated via Newsfile, having been filed on SEDAR+ and is available at www.sedarplus.ca.

Item 4 Summary of Material Change

Elemental announced the signing of an amendment to the Company's existing Revolving Credit Facility (the "Facility"), which has now been upsized to US$150 million with a US$50 million Accordion feature (the "Accordion"). National Bank Capital Markets and Canadian Imperial Bank of Commerce ("CIBC") acted as Co-Lead Arrangers on the transaction, with National Bank Capital Markets also acting as Sole Bookrunner. National Bank of Canada ("NBC") acted as Administrative Agent. Each of NBC, CIBC and The Bank of Nova Scotia ("Scotia") acted as Lenders (together "the Lenders").

The Company has entered into an agreement with NBC, CIBC and Scotia for a US$150 million Facility, with an option to increase to a total of US$200 million through an Accordion facility of US$50 million, subject to the satisfaction of certain conditions. This is an amendment to the currently undrawn facility of US$50 million.

Item 5.1 Full Description of Material Change

Elemental announced the signing of an amendment to the Company's existing Facility which has now been upsized to US$150 million with a US$50 million Accordion feature. National Bank Capital Markets and CIBC acted as Co-Lead Arrangers on the transaction, with National Bank Capital Markets also acting as Sole Bookrunner. NBC acted as Administrative Agent. Each of NBC, CIBC and Scotia acted as Lenders.

The Company has entered into an agreement with NBC, CIBC and Scotia for a US$150 million Facility, with an option to increase to a total of US$200 million through an Accordion facility of US$50 million, subject to the satisfaction of certain conditions. This is an amendment to the currently undrawn facility of US$50 million.

The Facility has a term of three years, extendable through mutual agreement between Elemental and the Lenders. Depending on the Company's leverage ratio, the amounts drawn on the Facility are subject to interest at SOFR plus 2.25%-3.5% per annum and the undrawn portion is subject to a standby fee of 0.50%-0.78% per annum.

The Facility has been entered into by Elemental as borrower, NBC as Administrative Agent, National Bank Capital Markets as Sole Bookrunner and Co-Lead Arranger, CIBC as Co-Lead Arranger and Syndication Agent.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Frederick Bell

President and Chief Operating Officer

+44 (0) 7554 872 794

Item 9 Date of Report

March 3, 2026

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This material change report contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology (including negative and grammatical variations thereof).

Forward-looking statements and information include, but are not limited to, statements regarding use of the proceeds of the Facility, the availability of the Company to access the Accordion, future royalties and future consideration payments or issuances of shares, and other statements that are not statements of fact. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental to control or predict, that may cause Element's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the impact of general business and economic conditions; the absence of control over the mining operations from which Elemental will receive royalties; risks related to international operations; government relations and environmental regulation; the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with Elemental's expectations; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liabilities; competition; loss of key employees; and other related risks and uncertainties. For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of Elemental for the year ended December 31, 2024. Elemental undertakes no obligation to update forward-looking statements and information except as required by applicable law. Such forward-looking statements and information represents management's best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.